December 30, 2005



via U.S. Mail
Lynn Petersen
President and Chief Executive Officer
Kodiak Oil & Gas Corporation
1625 Broadway, Suite 330
Denver, CO 80202

Re:	Kodiak Oil & Gas Corporation
      Amendment No. 1 to Registration Statement on
      Form 20-F
      File No. 0-5163
      Filed November 30, 2005

Dear Mr. Petersen:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General

1. The Form 20-F registration statement will become automatically effective 60 days from the date of the first filing or on January 22,
2006.  See Section 12(g)(1) of the Securities Exchange Act of
1934.
Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared all comments. As this is a voluntary filing, you may withdraw the filing so that it does not become effective in a deficient form. Please contact us if you need to discuss this alternative.
2. In your amendment to the registration statement, include information as up to date as possible. We refer you to General Instruction C (b) of Form 20-F, which states that "[U]nless an item directs you to provide information as of a specific date or for a specific period, give the information in a registration statement as of a date reasonably close to the date of filing the registration statement..." For example, update the information pertaining to the high and low exchange rates as of the last practicable date and for each month during the previous six months. See Item 3.A.3 (a) and
(b) of Form 20-F.
3. Consistent with the requirements of Item 19 of Form 20-F, please file all required exhibits with your next amendment. In this regard, we note that you have not filed any of the agreements delineating the acquisition of and terms relating to the working interests you have obtained with respect to the properties referenced in the registration statement. We may have further comments upon our review of such exhibits.

Note Regarding Forward-Looking Statements, page iii
4. Given that your stock is deemed a "penny stock" as defined by Rule
3a51-1 of the Securities Exchange Act of 1934, please remove all references to the Private Securities Litigation Reform Act of 1995 in your first paragraph in this section as the safe harbors contained in that Act are not available to you.
Item 3. Key Information, page 1

Capitalization and Indebtedness, page 3
5. Please provide the information required by Item 3.B. of Form
20-F.
Moreover, we note the recent announcement of a private placement of 7
million shares in which you raised proceeds of approximately CDN
$9.8
million. Please include such updated information in this section. Risk Factors, page 15
6. Most of your risk factors could apply to any company in any industry. Even those that are exploration specific are very generic.
You should only cite risks that are particularly relevant to you and your disclosure should make clear how the risks impact you specifically. Delete "boilerplate" risks and explain how the others impact you.
7. We note that the Company is authorized pursuant to its constitutive documents, to issue an unlimited amount of shares. Provide a risk factor that delineates this fact and specifies the number of financings that the company has engaged in within the past fiscal year. Further, to the extent material to your ability to fund operations, discuss your plans to use equity financings to fund future operations and the impact this will have on securityholders.
8. Please group your related risk factors together under classified headings such as risks related to your industry and risks related to your company.

 "We are dependent on our executive officers...,"  page 7
9. Rather than stating that you are dependent on "certain" key officers and directors, identify the officers and directors you are referencing.

Item 4: Information on the Company, page 9

Business Overview, page 10
10. Please revise to provide the disclosure required by Items
4.A.5
and 4.A.6. In this regard, please revise the table on page 10 to indicate actual expenditures as of the most recent practicable date.

11. The table on page 10, does not reference expenditures made in the
Pacific Isle Coalbed Methane Gas Unit in the Greater Green River Basin. You indicate on page 13 that activities with respect to this project occurred during 2005 and led to the generation of revenues from gas sales. Please revise the table to reference the amounts expended with respect to what appears to have been a material project to your business during 2005 or advise us of why such a revision is unnecessary.
12. Provide disclosure regarding the seasonality of your business. See Item 4.B.3 of Form 20-F.
13. Provide the information required by Items 4.B.6 and 4.B.7 of Form
20-F. In this regard, we note that you only recently began the sale of gas. Please indicate the percentage of sales attributable to any one customer if material to an understanding of your dependent relationships. Also, you reference on page 13, your use of the Questar pipeline to which a 3 mile pipeline from your production facilities connects. Provide further disclosure regarding the dependence on your future and current operations, on access to pipelines.

Property, Plant & Equipment, page 12
14. Please file the agreements that provide you with the working interests in the properties referenced in this section.
Item 5.  Operating and Financial Review of Prospects, page 16
15. Revise the disclosure throughout this section to identify in greater detail the principal reasons for changes in your results of operations from period to period. For example, rather than stating that increased loss for the six months ended June 30, 2005 versus the six months ended June 30, 2004 was the result of the "increased level of activity" clarify for investors the "activity" you are referencing, the purpose for the increase, and the projects impacted by the increased level of activity.
16. In your discussion of periodic results, indicate for each period the amount of expenses specifically attributable to exploratory activities. If none, so indicate.

Operating and Financial Review and Prospects, page 16

Overview, page 16

17. You state that you use a conversion factor of 7 MCF of natural gas to one barrel of oil to achieve a common unit of measure. However, this appears to be inconsistent with your disclosure in Note
2(c) to your consolidated financial statements, which indicates a conversion factor of 6 MCF of natural gas to one barrel of oil. Please correct this inconsistency and, if necessary, make other corresponding changes where the incorrect conversion factor is used or affects other amounts.

Operating Results, page 17

Six months ended June 30, 2005 as compared to the six months ended June 30, 2004, page 17
18. Indicate the property from which you received your first oil and gas revenues. Further, supplement your disclosure to provide the basis for your belief that such revenues will continue to increase during fiscal year 2005 and in future periods.

Liquidity and Capital Resources, page 18
19. Please revise and provide the detailed disclosure required by
Item 5.B. of Form 20-F.   For example, delineate the series of
financings that you have been party to during the fiscal year. Update your disclosure to reference current developments as of the most recent practicable date, that impact your liquidity. In this regard, we note the recent closing of a CDN $9.8 million private placement. Specify your material commitments for capital expenditures as of the end of the last fiscal year and most recent interim period. Revise your disclosure accordingly.
20. You indicate that your working capital would be sufficient to fund operations through December 31, 2005. Please update your statements and expand your disclosure as follows:
* Explain whether you plan to incur expenses for anything other than general and administrative activities in the near term;
* Explain your current plans for obtaining additional funds and;
* Describe the impact on your financial position, result of operations and liquidity in the event you are not able to raise additional funds. See Item 5.B.1(a) of Form 20-F.

Item 6-Directors, Senior Management and Employees, page 19

Directors and Senior Management, page 19
21. Please include in the table, a brief description of each director and/or officer`s principal functions and areas of expertise within the company. See Item 6 A.1 of Form 20-F.
22. Please provide a complete biographical sketch for each named individual for the past five years. For example, we notice gaps or ambiguities with regard to time and biographical information in the sketches for Messrs. Graham, Knutson, and Catlin.

Report and Financial Statements

General

23. Please paginate your consolidated financial statements included in your filing.

Consolidated Statements of Operations and Deficit

24. We note that you classify depreciation expense as a component of
"Other items" in your 2004 audited financial statements, although it appears the depreciation is associated with your business operations.
Your presentation appears to be inconsistent with the corresponding information in your subsequent interim financial statements, in which you classify depreciation expense as part of "Costs and Expenses." Please adjust your presentation to eliminate any inconsistencies and appropriately classify your depreciation expense.

Interim Consolidated Financial Statements

25. Please identify your interim consolidated financial statements and related notes as being those of a development stage corporation, consistent with your audited financial statement presentation.

26. Although you disclose differences between Canadian and United States generally accepted accounting principles in your audited financial statements, it appears that you have omitted similar disclosures from your unaudited interim financial statements. Please comply with the labeling and reconciling provisions of Item 17(c) of
Form 20-F.

27. Please eliminate the duplicate set of interim consolidated financial statements.


Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Don Delaney at (202) 551-3863 or Karl Hiller, Accounting Branch Chief at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters.
Please contact Mellissa Campbell Duru at (202) 551-3757 with any other questions.

      Sincerely,


									H. Roger Schwall
									Assistant Director

via facsimile
Randall Jones, Esq.
Dorsey & Whitney LLP
(206) 903-8820







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Mr. Petersen
Kodiak Oil & Gas Corporation
December 30, 2005
page 7




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 04-05